40-33

[redacted]

12050087

PACIFIC SELECT FUND

SEC
Mail Processing
Section

JUL 23 2012

Washington DC
401

ROBIN S. YONIS
Vice President
General Counsel
Phone: (949) 219-6767
Fax: (949) 719-0804
Robin.Yonis@PacificLife.com

July 19, 2012

BY COURIER OR OVERNIGHT DELIVERY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Document Filed with Respect to Pacific Select Fund
(File No. 811-5141)

Dear Sirs:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Stipulation of Dismissal with Prejudice dated July 19, 2012 regarding the action titled *Pacific Select Fund v. The Bank of New York Mellon and BNY Mellon, N.A.*, (U.S.D.C., C.D. Cal.) (Case No. SACV10-00198 (ANx)).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Sincerely,

Enclosures

BOIES, SCHILLER & FLEXNER LLP
Jonathan D. Schiller *(Pro Hac Vice)*
jschiller@bsfllp.com
575 Lexington Avenue, 7th Floor
New York, NY 10022
Telephone: (212) 446-2300
Facsimile: (212) 446-2350
Attorney for Defendants (additional counsel listed on signature page)

IRELL & MANELLA LLP
John C. Hueston (CA Bar No. 164921)
jhueston@irell.com
840 Newport Center Drive, Suite 400
Newport Beach, CA 92660-6324
Telephone: (949) 760-0991
Facsimile: (949) 760-5200
Attorney for Plaintiff (additional counsel listed on signature page)

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA
SOUTHERN DIVISION

PACIFIC SELECT FUND, Plaintiff, v. THE BANK OF NEW YORK MELLON, a New York state chartered bank, and BNY MELLON, N.A., a nationally-chartered bank, Defendants.	NO. SACV10-00198-JST (ANx) STIPULATION OF DISMISSAL WITH PREJUDICE Complaint Filed: 2/17/2010 Trial Date: 7/31/2012 Judge Josephine Staton Tucker

STIPULATION OF DISMISSAL WITH PREJUDICE

WHEREAS Plaintiff Pacific Select Fund and Defendants The Bank of New York Mellon and BNY Mellon, N.A. have agreed to resolve this matter pursuant to the terms and conditions of a settlement agreement, and accordingly have further agreed to dismiss this matter with prejudice and without need for further litigation and expenditure of the parties' or the Court's resources;

THE PARTIES HEREBY STIPULATE AND AGREE as follows:

Pursuant to Rule 41(a)(1)(A)(ii) of the Federal Rules of Civil Procedure, Pacific Select Fund hereby dismisses the above-captioned matter with prejudice. Each party shall bear its own costs and attorneys' fees.

Dated: July 19, 2012

IRELL & MANELLA LLP

[signature]

Alison Plessman (CA Bar No. 250631)
aplessman@irell.com
1800 Avenue of the Stars, Suite 900
Los Angeles, CA 90067-4276
Telephone: (310) 277-1010
Facsimile: (310) 203-7199

Attorneys for Plaintiff

Dated: July 19, 2012

BOIES, SCHILLER & FLEXNER LLP

Kieran Ringgenberg (CSB # 208600)
kringgenberg@ bsfllp.com
1999 Harrison St., Suite 900
Oakland, CA 94612
Telephone: (510) 874-1000
Facsimile: (510) 874-1460

Attorneys for Defendants

STIPULATION OF DISMISSAL WITH PREJUDICE

WHEREAS Plaintiff Pacific Select Fund and Defendants The Bank of New York Mellon and BNY Mellon, N.A. have agreed to resolve this matter pursuant to the terms and conditions of a settlement agreement, and accordingly have further agreed to dismiss this matter with prejudice and without need for further litigation and expenditure of the parties' or the Court's resources;

THE PARTIES HEREBY STIPULATE AND AGREE as follows:

Pursuant to Rule 41(a)(1)(A)(ii) of the Federal Rules of Civil Procedure, Pacific Select Fund hereby dismisses the above-captioned matter with prejudice. Each party shall bear its own costs and attorneys' fees.

Dated: July 19, 2012

IRELL & MANELLA LLP

____

Alison Plessman (CA Bar No. 250631)
aplessman@irell.com
1800 Avenue of the Stars, Suite 900
Los Angeles, CA 90067-4276
Telephone: (310) 277-1010
Facsimile: (310) 203-7199

Attorneys for Plaintiff

Dated: July 19, 2012

BOIES, SCHILLER & FLEXNER LLP

Kieran Ringgenberg /MJM

Kieran Ringgenberg (CA Bar No. 208600)
kringgenberg@bsfllp.com
1999 Harrison St., Suite 900
Oakland, CA 94612
Telephone: (510) 874-1000
Facsimile: (510) 874-1460

Attorneys for Defendants